Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PCS Nitrogen 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

PCS Nitrogen 401 (k)
Savings Plan
Financial Statements as of
December 31, 2007 and 2006, and for the
Year Ended December 31, 2007, and
Supplemental Schedule as of and for the Year Ended
December 31, 2007

PCS NITROGEN 401 (K) SAVINGS PLAN
TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	4-10

SUPPLEMENTAL SCHEDULE:	11

Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Note:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PCS NITROGEN 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments, at fair value (Note 3)	$7,802,466	$5,734,858

Total contributions	7,802,466	5,734,858

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	9,157	14,062

NET ASSETS AVAILABLE FOR BENEFITS	$7,811,623	$5,748,920

See notes to financial statements.

PCS NITROGEN 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Company matching contributions	$17,746
Participant contributions	51,776
Rollover contributions	12,395

Total contributions	81,917

Investment income:
Net appreciation in fair value of investments (Note 3)	3,213,712
Interest and dividends	235,117

Net investment income	3,448,829

Total additions	3,530,746

DEDUCTIONS:
Benefits paid to participants	(1,467,930)
Administrative expenses	(113)

Total deductions	(1,468,043)

INCREASE IN NET ASSETS	2,062,703

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,748,920

End of year	$7,811,623

See notes to financial statements.

PCS NITROGEN 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. DESCRIPTION OF PLAN
The following description of the PCS Nitrogen 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. covering all eligible employees of PCS Purified Phosphates and PCS Nitrogen (the “Company”) who are represented by a collective bargaining agreement, as defined in the Plan, except for those living in Trinidad. The Employee Benefits Committee of PCS Administration (USA), Inc., the Company’s parent, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — An eligible employee who participates may make basic contributions to the Plan through payroll deductions from pre-tax and/or after-tax earnings, as defined in the Plan, subject to certain Internal Revenue Code (“Code”) limitations. Contributions must be of any whole percentage between 1% and 20% of eligible compensation, pre-tax and/or after-tax (for employee contributions only, eligible compensation shall include overtime pay). The Company matches 100% of the first 3% of base compensation the participants contribute to the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans, which are not eligible for the Company match.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, and allocations of Plan earnings, and is charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) Common Stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stocks and is not available as a participant-directed investment option.
Participants who have not otherwise directed, will have their contributions and the employer contributions invested in the Plan’s “default fund”, which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Vesting — Participants are immediately vested in their own contributions, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Forfeited balances of terminated participants are used to reduce future Company contributions.
Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans at the time the loan is made. Principal and interest are paid ratably through payroll deductions.
Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life span. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan has a dividend payout program whereby participants may elect to receive dividends paid on their vested shares of PCS Common Stock in the PCS Stock Fund.
Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $17,788 and $0, respectively. These accounts are used to reduce future employer contributions. During the year ended December 31, 2007, employer contributions were not reduced by contributions from forfeited nonvested account balances.
Plan Amendments — Effective January 1, 2007, the Plan was restated and submitted for a new determination letter. Effective January 8, 2007, the Plan’s “default fund” will be the Fidelity Freedom Funds, specifically the Freedom fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age, and assuming a normal retirement age of 65. Effective September 1, 2007, participants may purchase company stock with employee contributions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS common stock is valued at quoted market price. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon. Participant loans are valued at the outstanding loan balances.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 4.64% and 4.37% at December 31, 2007 and 2006, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2007 was 4.42%.
New Accounting Guidance — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management believes the impact that will result from adopting SFAS No. 157 on the statements of net assets available for benefits and changes in net assets available for benefits will not be material.
Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor, as provided in the Plan Document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2007 and 2006.

3. INVESTMENTS
The Plan’s investments are shown below. Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are marked with an asterisk:

	2007		2006
Fixed Income and Bond Funds:
Fidelity Managed Income Portfolio II	$1,207,764	*	$1,172,798	*
Fidelity Retirement Money Market Portfolio	220,427		195,324
Fidelity Institutional Short-Intermediate Government Fund	337,724		357,707	*
Fidelity U.S. Government Reserves Fund	2		2
Equity Funds:
Davis NY Venture A	234,666
Legg Mason Value Trust FI Class	83,029		85,228
Fidelity Puritan Fund	651,762	*	1,096,841	*
Fidelity Growth Company	82,007		144,912
Fidelity Growth and Income Portfolio			327,033	*
Fidelity Overseas Fund	216,956		160,064
Fidelity Mid-Cap Stock Fund	6,655		5,447
Fidelity Small Cap Stock Fund	122,915		139,856
Fidelity Freedom Income	56,342
Fidelity Freedom 2000	30,333		19,871
Fidelity Freedom 2005	27,389		25,534
Fidelity Freedom 2015	10
Fidelity Spartan US Equity Index Fund	225,699		239,241
PCS Common Stock	4,276,994	*	1,745,917	*
PCS Stock Purchase Account	429		534
Participant Loans	21,363		18,549

Total at fair value	$7,802,466		$5,734,858

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Fixed Income and Bond Funds:
Fidelity Institutional Short-Intermediate Government Fund	$8,702
Equity Funds:
Davis NY Venture A	17,338
Legg Mason Value Trust FI Class	(12,047)
Fidelity Puritan Fund	(13,610)
Fidelity Growth Company	29,623
Fidelity Growth and Income Portfolio	(2,729)
Fidelity Overseas Fund	14,477
Fidelity Mid-Cap Stock Fund	(60)
Fidelity Small Cap Stock Fund	(10,240)
Fidelity Freedom Income	(829)
Fidelity Freedom 2000	(330)
Fidelity Freedom 2005	385
Fidelity Freedom 2015	10
Fidelity Spartan US Equity Index Fund	8,102
PCS Common Stock	3,174,920

Net appreciation of investments	$3,213,712

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of investment funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
At December 31, 2007 and 2006, the Plan held 29,709.597 and 36,505.095 shares, respectively, of common stock of Potash Corporation of Saskatchewan (“Potash Corporation”), the parent company of the Plan sponsor, with a cost basis of $435,396 and $1,653,194, respectively. The shares listed above have been restated for the 3-for-1 stock split to shareholders of record on May 22, 2007. During the year ended December 31, 2007, the Plan recorded dividend income of $10,299.
5. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
6. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter, dated August 15, 2002, that the Plan was designed in accordance with applicable IRC requirements. The Plan has been amended since receiving the determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. SUBSEQUENT EVENTS
Plan Amendments — Effective January 1, 2008, the Plan was amended in order to (1) add employer performance contributions to the Plan, (2) permit certain employees at the Lima, Ohio facility to participate in the Plan, and (3) add distribution/withdrawal options to: (a) allow eligible participants to establish an installment payment program based on a fixed, constant amount; (b) request a hardship withdrawal for expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code section 165; (c) allow a direct rollover distribution for a non-spouse beneficiary; and (d) modify procedures regarding minimum in-service withdrawals.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of the financial statements to the Form 5500 is as follows:

	2007	2006

Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$7,811,623	$5,748,920
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,157)	(14,062)

Net assets available for benefits per the Form 5500, at fair value	$7,802,466	$5,734,858

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$2,062,703
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,905

Net income per Form 5500	$2,067,608

******

SUPPLEMENTAL SCHEDULE

PCS NITROGEN 401 (k) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost**	Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A		$234,666
	Legg Mason Fund Advisor, Inc.	Value Trust FI Class		83,029
*	Fidelity Management Trust Company	Puritan Fund		651,762
*	Fidelity Management Trust Company	Growth Company		82,007
*	Fidelity Management Trust Company	Overseas Fund		216,956
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		220,427
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		6,655
*	Fidelity Management Trust Company	Small Cap Stock Fund		122,915
*	Fidelity Management Trust Company	Freedom Income		56,342
*	Fidelity Management Trust Company	Freedom 2000		30,333
*	Fidelity Management Trust Company	Freedom 2005		27,389
*	Fidelity Management Trust Company	Freedom 2015		10
*	Fidelity Management Trust Company	Spartan US Equity Index Fund		225,699
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		337,724
*	Fidelity Management Trust Company	U.S. Government Reserves Fund	$2	2

	COMMINGLED POOL —
*	Fidelity Management Trust Company	Managed Income Portfolio II		1,207,764

	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock, 29,709.597 shares		4,276,994
*	PCS stock purchase account	Money Market	$429	429

*	PARTICIPANT LOANS	Due 2008 through 2011; interest rates ranging from 4.75% to 6.83%		21,363

	TOTAL ASSETS HELD FOR INVESTMENT			$7,802,466

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS Nitrogen 401(k) Savings Plan
(Name of Plan)
Date: June 26, 2008	/s/ Barbara Jane Irwin
Barbara Jane Irwin
Senior Vice President, Administration PCS Administration (USA), Inc., as Plan Administrator